UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the date of November 28, 2023

Commission File Number 001-39124

Centogene N.V.
(Translation of registrant's name into English)

Am Strande 7
18055 Rostock

Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Centogene N.V.

On November 20, 2023, and pursuant to the joint venture agreement (the “Joint Venture Agreement”) that Centogene N.V. (“we” or the “Company”) entered into on June 26, 2023 with Pharmaceutical Investment Company (“PIC”), as amended by the variation agreement between the Company and PIC on October 23, 2023 (the “Variation Agreement”), Genomics Innovations Company Limited (the “JV”) was fully formed as a limited liability company organized under the laws of the Kingdom of Saudi Arabia. The full text of the Joint Venture Agreement was attached as Exhibit 99.2 to the Company’s Current Report on 6-K filed on June 27, 2023. The full text of the Variation Agreement to the Joint Venture Agreement was attached as Exhibit 99.1 to the Company’s Current Report on 6-K filed on October 27, 2023.

On November 28, 2023, the Company issued a press release titled “CENTOGENE and Lifera, a Public Investment Fund (PIF) Company, Complete Strategic Joint Venture Transaction” regarding the formation of the JV. A copy of the press release is attached hereto as Exhibit 99.1.

Consultancy Agreement

On November 27, 2023, in connection with the formation of the JV, the Company entered into a consultancy agreement with the JV (the “Consultancy Agreement”) pursuant to which the Company will provide certain pre-agreed services, and other services which the parties reasonably determine are necessary from time to time, to the JV to support the JV in the construction, management and operation of a facility in the Kingdom of Saudi Arabia that will serve as a diagnostics center, laboratory and biodatabank. In consideration for the Company’s provision of the services to the JV, the JV will pay the Company a project consultation fee as well as performance-based milestone payments and commercial milestone payments. The JV can terminate the Consultancy Agreement two and a half years after the effective date of the agreement, upon nine months’ written notice. So long as the Joint Venture Agreement is in effect, the Consultancy Agreement will remain in effect for ten years, unless earlier terminated in accordance with its terms.

The foregoing summary of the Consultancy Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Consultancy Agreement attached as Exhibit 99.2 to this Current Report on Form 6-K, which is incorporated herein by reference.

Laboratory Services Agreement

On November 27, 2023, in connection with the formation of the JV, the Company entered into a laboratory services agreement with the JV (the “Laboratory Services Agreement”) pursuant to which the Company will provide certain laboratory services to the JV in relation to patient samples collected in the Kingdom of Saudi Arabia. Such laboratory services will include (i) certain testing services that the Company sells or makes available to its other customers, as well as other testing services that may be agreed by the parties from time to time and (ii) certain dry-lab services, including analyzing and interpreting data and providing clinical reports to clinicians. In consideration for the Company’s performance of the services under the Laboratory Services Agreement, the JV will pay testing fees calculated based on an agreed methodology. The JV can terminate the Laboratory Services Agreement two and a half years after the effective date of the agreement, upon nine months’ written notice. The Laboratory Services Agreement will remain in effect until the expiration or termination of the Consultancy Agreement, unless earlier terminated in accordance with its terms.

The foregoing summary of the Laboratory Services Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Laboratory Services Agreement attached as Exhibit 99.3 to this Current Report on Form 6-K, which is incorporated herein by reference.

Technology Transfer and Intellectual Property License Agreement

On November 27, 2023, in connection with the formation of the JV, the Company entered into a technology transfer and intellectual property license agreement with the JV (the “IP License Agreement”) pursuant to which the Company grants the JV an exclusive license to use certain know-how, patents and data in the Kingdom of Saudi Arabia to (i) receive the benefits provided by the Company under the Consultancy Agreement and Laboratory Services Agreement, (ii) operate its business, (iii) perform diagnostic testing services and (iv) access, view and manipulate certain data. In consideration for the license granted by the Company, the JV will pay an upfront payment and, beginning on the sixth anniversary of the JV’s incorporation until the 10th anniversary of the effective date of the IP License Agreement, the JV will pay a low-single digit royalty on the JV’s net revenue. The JV can terminate the IP License Agreement two and a half years after the effective date of the agreement, upon nine months’ written notice. So long as the Joint Venture Agreement is in effect, the IP License Agreement will remain in effect for ten years and automatically renew for successive one-year terms, unless earlier terminated in accordance with its terms.

The foregoing summary of the IP License Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the IP License Agreement attached as Exhibit 99.4 to this Current Report on Form 6-K, which is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 28, 2023

CENTOGENE N.V.

By:	/s/ Jose Miguel Coego Rios
	Name:	Jose Miguel Coego Rios
	Title:	Chief Financial Officer

Exhibit Index

Exhibit	Description of Exhibit

99.1	Press Release dated November 28, 2023
99.2^†	Consultancy Agreement, dated November 27, 2023
99.3^†	Laboratory Services Agreement, dated November 27, 2023
99.4^†	Technology Transfer and Intellectual Property License Agreement, dated November 27, 2023

^ Certain exhibits and schedules to this Exhibit have been omitted in accordance with Item 601(a)(5) of Regulation S-K. The Company agrees to furnish supplementally a copy of any omitted exhibit or schedule to the SEC upon its request.

† Portions of this exhibit have been redacted in compliance with Regulation S-K Item 601(b)(10).